Exhibit 99.1

[Thompson Hine LLP Letterhead]

April 23, 2013

Board of Directors

SED International Holdings, Inc.

3605 Newpoint Place, Suite 450

Lawrenceville, GA 30043

Re:	SED International Holdings, Inc.

April 22, 2013 Board Interviews

Gentlemen:

On behalf of Paragon Technologies, Inc., please be advised that Mr. Samuel S. Weiser and Mr. Hesham M. Gad hereby withdraw their names from consideration to be added to the current board of directors, effective immediately.

Mr. Weiser and Mr. Gad participated in Monday’s interviews in good faith and with a hopeful sense of optimism that the meetings would be handled in a productive and professional manner, but could not have left the meetings with a greater sense of disappointment and concern. Mr. Weiser and Mr. Gad do not believe that it is in the best interests of Paragon or themselves to endeavor to work productively with, or become associated with, the current directors.

Sincerely,

/s/ Derek D. Bork

Derek D. Bork